Exhibit 99.97

April 23, 2021

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador

Alberta Securities Commission	Saskatchewan Financial and Consumer Affairs Authority

Manitoba Securities Commission	New Brunswick Financial and Consumer Services Commission

Ontario Securities Commission	British Columbia Securities Commission

Superintendent of Securities, Prince Edward	Autorité des marchés financiers Island

TSX Venture

RE:	Nouveau Monde Graphite Inc.

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual and Special Meeting of Shareholders, virtual only:

Date of meeting:	June 29, 2021

Record date for notice:	May 20, 2021

Record date for voting:	May 20, 2021

Beneficial ownership determination date:	May 20, 2021

Securities entitled to notice:	Common Shares

Securities entitled to vote:	Common Shares

Issuer mailing directly to non-objecting beneficial owners:	Yes

Issuer will pay for objecting beneficial owner material distribution:	Yes

Issuer using notice-and-access for registered investors:	Yes

Issuer using notice-and-access for non-registered investors:	Yes

Notice-and-access stratification criteria:	No

Sincerely,

Trust Central Services

AST Trust Company (Canada)